

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

June 5, 2008

By U.S. Mail and facsimile to (212) 805-5264

Ralph G. D'Ambrosio
Vice President and Chief Financial Officer
L-3 Communications Holdings, Inc.
L-3 Communications Corporation
600 Third Avenue
New York, NY 10016

> **RE: L-3 Communications Holdings, Inc.**
> **L-3 Communications Corporation**
> **Form 10-K for the year ended December 31, 2007**
> **Filed February 28, 2008**
> **File Nos. 001-14141 and 333-46983**

Dear Mr. D'Ambrosio:

We have reviewed your filing and have the following comment. If you disagree with our comment, we will consider your explanation as to why it is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please comply with our comment in future filings. Confirm in writing that you intend to do so within the time frame set forth below.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Definitive Proxy Statement Incorporated By Reference Into Part III of Form 10-K

Compensation Discussion and Analysis, page 30

1.   Throughout your Compensation Discussion and Analysis and as to each compensation element, disclose in future filings <u>how</u> you arrived at and <u>why</u> you paid each of the particular levels and forms of compensation for each named executive officer. For example, on page 34 you disclose certain factors that the committee considers when setting annual bonus amounts. However, we believe it is appropriate to provide a more

thorough analysis how these factors were analyzed and why the committee's analyses resulted in the compensation they paid. For further information, please see Staff Observations in the Review of Executive Compensation Disclosure, which is available on our website at www.sec.gov/divisions/corpfin/cfguidance.shtml#ecd.

* * * *

Please respond to our comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Jay Knight, Attorney-Adviser, at (202) 551-3370 or me at (202) 551-3354 with any other questions.

Sincerely,

/s/ Robert Bartelmes

Robert Bartelmes
Senior Financial Analyst